SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. __)

ENLIVEX THERAPEUTICS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.40 per share

(Title of Class of Securities)

M4130Y106

(CUSIP Number)

March 26, 2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4130Y106

1	NAME OF REPORTING PERSON HBL – Hadasit Bio-Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,400,420
	6	SHARED VOTING POWER	398,307(1)
	7	SOLE DISPOSITIVE POWER	1,400,420
	8	SHARED DISPOSITIVE POWER	398,307(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,727(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.79%(2)
12	TYPE OF REPORTING PERSON FI

(1)	Represents shares held of record by Tolaren Ltd., a corporation organized under the laws of the State of Israel (“Tolaren”), of which HBL – Hadasit Bio-Holdings Ltd. (“HBL”) owns 96.5% of its outstanding shares. HBL disclaims beneficial ownership of all ordinary shares of Enlivex Therapeutics Ltd. (“Enlivex”) held by Tolaren, except to the extent of HBL’s pecuniary interest therein.

(2)	Based on 10,113,707 ordinary shares issued and outstanding as of April 15, 2019 and as of the date of this Schedule.

(3)	Includes 398,307 ordinary shares of Enlivex held by Tolaren. HBL disclaims beneficial ownership of all ordinary shares of Enlivex held by Tolaren, except to the extent of HBL’s pecuniary interest therein.

CUSIP No. M4130Y106

Item 1(a)	Name of Issuer:

Enlivex Therapeutics Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

14 Einstein Street, Nes Ziona, Israel 7403618.

Item 2(a)	Name of Person Filing:

HBL – Hadasit Bio-Holdings Ltd.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

Bio Park

Hadassa Ein Karem

Jerusalem, Israel

Item 2(c)	Place of Organization:

State of Israel

Item 2(d)	Title of Class of Securities:

Ordinary shares, NIS 0.40 per share

Item 2(e)	CUSIP Number:

M4130Y106

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Reporting Person	Number of Outstanding Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (1)

HBL – Hadasit Bio-Holdings Ltd. (2)	1,798,727	17.79%

(1)	Percentage based upon 10,113,707 ordinary shares issued and outstanding as of April 15, 2019.

(2)	HBL – Hadasit Bio-Holdings Ltd. has sole voting and dispositive power over 1,400,420 reported shares and shared voting and dispositive power over 398,307 shares. 398,307 shares are beneficially owned by Tolaren Ltd., a corporation organized under the laws of the State of Israel (“Tolaren”), of which corporation HBL – Hadasit Bio-Holdings Ltd. owns 96.5% of its outstanding shares. HBL – Hadasit Bio-Holdings Ltd. disclaims beneficial ownership of all ordinary shares of the Issuer held by Tolaren, except to the extent of HBL’s pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

CUSIP No. M4130Y106

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2019	HBL – Hadasit Bio-Holdings Ltd.

/s/ HBL – Hadasit Bio-Holdings Ltd.
Name: Yoram Azulai
Title: Chief Financial Officer

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